

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2021

Alberto Ardura González
Chief Executive Officer
Bite Acquisition Corp.
30 West Street, No. 28F
New York, NY 10004

> **Re: Bite Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed January 25, 2021**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 2, 2021**
> **File No. 333-252406**

Dear Mr. Ardura González:

We have reviewed your registration statement, as amended, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Exhibits

1. The exclusive forum provision in Section 12.1 of your form of amended and restated certificate of incorporation filed as Exhibit 3.2 indicates that it will not apply to suits brought to enforce any duty or liability created by the the Securities Act. However, your disclosure on pages 37 and 87 states that the provision will not apply to any action arising under the Securities Act, as to which the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction. Please revise your prospectus disclosure or your form of amended and restated certificate of incorporation to address this discrepancy.

2.   Please provide a legality opinion with respect to the shares underlying the warrants to be offered under the registration statement. In that regard, we note that you have included such shares in the registration fee table.

    You may contact Wei Lu, Staff Accountant, at 202-551-3725 or Ethan Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.

                                                             Sincerely,

                                                             Division of Corporation Finance
                                                             Office of Energy & Transportation

cc: Jason Simon, Esq.